Filed Pursuant to Rule 424(b)(7)
Registration No. 333-142596
Prospectus Supplement No. 5 to
Prospectus dated July 30, 2007
$150,000,000
Trico Marine Services, Inc.
3.00% Senior Convertible Debentures due 2027
and up to 2,963,565 Shares of Common Stock
Issuable Upon Conversion of the Debentures

     This prospectus supplement relates to $150,000,000 aggregate principal amount of 3.00% Senior Convertible Debentures Due 2027 (the “Debentures”) of Trico Marine Services, Inc. and the shares of common stock issuable upon conversion of such Debentures. This prospectus supplement will be used by selling security holders to resell the Debentures and the common stock issuable upon the conversion of the Debentures. We will not sell any securities under this prospectus supplement or receive any of the proceeds from the sale of the Debentures or the shares of common stock issuable upon the Debentures. Our common stock is listed on The NASDAQ Stock Market LLC under the symbol “TRMA.” The last reported sale price of our common stock on April 21, 2008 was $42.91 per share.
     You should read this prospectus supplement together with the prospectus dated July 30, 2007 (the “prospectus”). This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes or supplements certain information contained in the prospectus.
     Investing in the Debentures and our common stock issuable upon conversion of the Debentures involves risks that are described in the “Risk Factors” section beginning on page 7 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 22, 2008.

The sections of the prospectus entitled “Selling Security Holders” and “Plan of Distribution” are amended and restated in their entirety to read as follows:
SELLING SECURITY HOLDERS
     We initially issued and sold a total of $150,000,000 aggregate principal amount of the Debentures in private placements to certain initial purchasers on February 7, 2007 and February 15, 2007. The initial purchasers have advised us that they resold the Debentures in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. The selling security holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the Debentures and the common stock issuable upon conversion of the Debentures.
     The Debentures and the common stock to be issued upon conversion of the Debentures are being registered pursuant to a registration rights agreement between us and the initial purchasers. In that agreement, we undertook to file a registration statement with regard to the Debentures and the common stock issuable upon conversion of the Debentures and, subject to certain exceptions, to keep that registration statement effective until the date there are no longer any registrable securities. See “Registration Rights.” The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.
     The selling security holders named below have advised us that they currently intend to sell the Debentures and the common stock set forth below pursuant to this prospectus. Additional selling security holders may choose to sell Debentures and the common stock from time to time upon notice to us. None of the selling security holders named below has, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates.
     Unless the securities were purchased pursuant to this registration statement, before a security holder not named below may use this prospectus in connection with an offering of securities, this prospectus will be amended or supplemented to include the name and amount of Debentures and common stock beneficially owned by the selling security holder and the amount of Debentures and common stock to be offered. Any amended or supplemented prospectus will also disclose whether any selling security holder selling in connection with that amended or supplemented prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended or supplemented prospectus.
     The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us by selling security holders.

				Shares of		Shares of
				Common	Shares of	Common
	Amount of	Percentage of		Stock	Common	Stock Upon
	Debentures	Debentures	Amount of	Beneficially	Stock That	Completion
	Beneficially	Beneficially	Debentures to	Owned	May Be	of Offering
	Owned ($)	Owned	Be Sold ($)(1)	(2)(3)	Sold (1)(3)	(1)
ADI Alternative Investments(4)	$1,500,000	1.00%	$1,500,000	29,636	29,636	—
ADI Alternative Investments c/o CASAM ADI CB Arbitrage(4)	1,000,000	*	1,000,000	19,757	19,757	—
ADI Alternative Investments c/o Kallista Master Fund Limited(4)	2,250,000	1.50%	2,250,000	44,453	44,453	—
Agamas Continuum Master Fund, Ltd.(5)	3,000,000	2.00%	3,000,000	59,271	59,271	—
Argent Classic Convertible Arbitrage Fund, L.P.(6)	600,000	*	600,000	11,854	11,854	—
Argent Classic Convertible Arbitrage Fund Ltd.(6)	3,980,000	2.65%	3,980,000	78,633	78,633	—
Argent Classic Convertible Arbitrage Fund II, L.P.(6)	130,000	*	130,000	2,568	2,568	—
Argent LowLev Convertible Arbitrage Fund Ltd.(6)	1,060,000	*	1,060,000	20,943	20,943	—
Argent LowLev Convertible Arbitrage Fund II, LLC(6)	30,000	*	30,000	593	593	—
Argentum Multi-Strategy Fund LP(6)	30,000	*	30,000	593	593	—
Argentum Multi-Strategy Fund Ltd.(6)	130,000	*	130,000	2,568	2,568	—
Arpeggio Fund(7)	2,500,000	1.67%	2,500,000	49,393	49,393	—
CALAMOS Market Neutral Income Fund – CALAMOS Investment Trust(8)	2,500,000	1.67%	2,500,000	49,393	49,393	—
Canadian Imperial Holdings Inc.(9)	10,000,000	6.67%	10,000,000	197,571	197,571	—
Class C Trading Company, Ltd.(6)	800,000	*	800,000	15,806	15,806	—
CQS Convertible and Quantitative
Strategies Master Fund Limited(10)	3,000,000	2.00%	3,000,000	59,271	59,271	—
CVS Fund(7)	1,450,000	*	1,450,000	28,648	28,648	—
DBAG London(11)	2,320,000	1.55%	2,320,000	45,836	45,836	—
Deutsche Bank Securities Inc.(12)	7,750,000	5.17%	7,750,000	153,118	153,118	—
Elite Classic Convertible Arbitrage Ltd.(6)	310,000	*	310,000	6,125	6,125	—
Encore Fund(7)	1,500,000	1.00%	1,500,000	29,636	29,636	—
Fortissimo Fund(7)	750,000	*	750,000	14,818	14,818	—
Froley Revy Alternative Strategies(13)	750,000	*	750,000	14,818	14,818	—
Grace Convertible Arbitrage Fund, LTD.(14)	5,000,000	3.33%	5,000,000	98,786	98,786	—
HFR CA Global Select Master Trust Account(6)	160,000	*	160,000	3,161	3,161	—
Highbridge Convertible Arbitrage Master Fund, L.P.(15)	10,300,000	6.87%	10,300,000	203,498	203,498	—
Highbridge International LLC(16)	26,200,000	17.47%	26,200,000	517,636	517,636	—
IMF Converts(7)	3,500,000	2.33%	3,500,000	69,150	69,150	—
JP Morgan Securities Inc.(5)	2,580,000	1.72%	2,580,000	51,016	50,973	93
Lehman Brothers, Inc.(12)	5,000,000	3.33%	5,000,000	98,786	98,786	—
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent(6)	530,000	*	530,000	10,471	10,471	—
Partners Group Alternative Strategies PCC LTD(6)	660,000	*	660,000	13,040	13,040	—
Rhapsody Fund(7)	4,800,000	3.20%	4,800,000	94,834	94,834	—
S.A.C. Arbitrage Fund, LLC(17)	3,000,000	2.00%	3,000,000	59,271	59,271	—
Sage Capital Management, LLC(18)	1,300,000	*	500,000	25,684	9,879	15,805
SuttonBrook Capital Portfolio LP(19)	24,000,000	16.00%	24,000,000	474,170	474,170	—
Symphony Hedging Entity(7)	2,000,000	1.33%	2,000,000	39,514	39,514	—
Tribeca Convertible LP(20)	6,500,000	4.33%	6,500,000	128,421	128,421	—
Vicis Capital Master Fund(21)	7,000,000	4.67%	7,000,000	138,300	138,300	—
Wachovia Securities International Ltd(22)	3,000,000	2.00%	3,000,000	59,271	59,271	—
Xavex Convertible Arbitrage 10 Fund(6)	320,000	*	320,000	6,322	6,322	—
All other holders of the Debentures or future transferees, pledgees, donees, assignees or successors of such holders(23)	—	*	—	—	—	—

Total(24)	$150,000,000	100.00%	$150,000,000	2,963,565	2,963,565	—

*	Less than 1%.

(1)	Because a selling security holder may sell all or a portion of the Debentures and common stock issuable upon conversion of the Debentures pursuant to this prospectus, an estimate cannot be given as to the number or percentage of Debentures and shares of common stock that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully convert the Debentures to be sold for cash and common stock and that the selling security holders will sell all the shares of common stock that they received pursuant to such conversion.

(2)	Includes the shares of common stock issuable upon conversion of the Debentures and open short positions in the Company’s common stock.

(3)	The number of shares of common stock issuable upon conversion of the Debentures is calculated assuming that the conversion of the full amount of Debentures held by such holder is at the maximum share conversion rate of 19.7571 shares per $1,000 principal amount of the Debentures. This conversion price is subject to adjustment as described under “Description of the Debentures — Conversion Procedures — Conversion Rate Adjustments.” Accordingly, the number of shares of common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Debentures. Cash will be paid instead of fractional shares, if any.

(4)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock held by this security holder is held by Erich Bonnet, Alain Reihold, Christophe Lepitre, Partrick Hobin and Makrem Boumlouka.

(5)	This security holder has advised us that it is, or is a wholly-owned subsidiary of, a publicly traded corporation.

(6)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock held by this security holder is held by Nathaniel Brown and Robert Richardson.

(7)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock held by this security holder is held by Eric White, the Trade Operations Specialist.

(8)	This security holder has advised us that Calamos Advisors LLC serve as its Investment Advisor for this selling security holder and that Mr. Nick Calamos, CIO for Calamos Advisors LLC, is the natural person with control and voting power over Calamos Advisors LLC and the Debentures or our common stock held by this security holder

(9)	Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the Debentures in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Debentures or our common stock issuable upon conversion of the Debentures held by this security holder. Joseph Venn, Sybi Czeneszew and Andrew Henry are the proprietary traders of the Debentures held by this security holder and are the natural persons with voting and dispositive power with respect to the Debentures or our common stock held by this security holder.

(10)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock held by this security holder is held by its directors: Alan Smith, Blair Gauld, Dennis Hunter, Karla Bolden and Jim Rogers.

(11)	Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the Debentures in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Debentures or our common stock issuable upon conversion of the Debentures held by this security holder. Patrick Corrigan is the manager of the Debentures held by this security holder and is the natural person with voting and dispositive power with respect to the Debentures or our common stock held by this security holder.

(12)	This security holder has advised us that it is a U.S. registered broker-dealer. As such, the security holder is, under the interpretation of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please see “Plan of Distribution” for required disclosure regarding this selling security holder. This security holder is a publicly traded corporation.

(13)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock held by this security holder is held by Ann Houlihan.

(14)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock is held by Grace Brothers Management, LLC. The Managing Member of Grace Brothers Management, LLC and the natural person with voting and dispositive power with respect to the Debentures or our common stock held by this security holder is Michael Brailov.

(15)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.

(16)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(17)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock held by this security holder is held by Steven A. Cohen. Mr. Cohen disclaims beneficial ownership of securities held by this security holder.

(18)	This security holder has advised that voting and dispositive power with respect to the Debentures or our common stock held by this security holder is held by Peter deLister, Managing Member of Sage Capital Management, LLC.

(19)	This security holder has advised us that SuttonBrook Capital Management LP is the investment manager of SuttonBrook Capital Portfolio LP and John London and Steven M. Weinstein are the natural persons with control and voting power over SuttonBrook Capital Management LP and the Debentures or our common stock held by this security holder.

(20)	Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the Debentures in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Debentures or our common stock issuable upon conversion of the Debentures held by this security holder. Jeff Chmielewski is the portfolio manager for this security holder and is the natural person with voting and dispositive power over the Debentures or our common stock held by this security holder.

(21)	Vicis Capital LLC is the investment manager of Vicis Capital Master Fund. John Succo, Shad Stastney and Sky Lucas control Vicis Capital LLC. As such, Messrs. Succo, Stastney and Lucas are the natural persons who have voting and investment control of the securities being offered. Each of Messrs. Succo, Stastney and Lucas disclaims beneficial ownership of securities held by this security holder.

(22)	This security holder has advised us that it is a U.S. registered broker-dealer. As such, the security holder is, under the interpretation of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please see “Plan of Distribution” for required disclosure regarding this selling security holder. This security holder has also advised us that it is an affiliate of Wachovia Capital Markets LLC, a U.S. registered broker-dealer, and a subsidiary of Wachovia Corporation. This security holder has also advised us that it is, or is a wholly-owned subsidiary of, a publicly traded corporation.

(23)	Information about other selling security holders will be set forth in a prospectus supplement, if required.

(24)	The sum of the listed principal amount of Debentures beneficially owned by selling security holders is actually more than $150,000,000 because certain of the selling security holders may have transferred Debentures pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus and, as a result, we have received beneficial ownership information from additional selling security holders. The maximum principal amount of Debentures that may be sold under this prospectus will not exceed $150,000,000. In addition, the shares of our common stock that may be issuable upon conversion of the Debentures will not exceed 2,963,565 shares.

PLAN OF DISTRIBUTION
     The securities to be offered and sold using this prospectus are being registered to permit public secondary trading of these securities by the selling security holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the securities offered by this prospectus. The aggregate proceeds to the selling security holders from the sale of the Debentures or the common stock issuable upon conversion of the Debentures will be the purchase price of the Debentures less any discounts and commissions. A selling security holder reserves the right to accept and, together with its agents, to reject, any proposed purchases of Debentures or common stock to be made directly or through agents.
     The Debentures and the common stock issuable upon conversion of the Debentures may be sold from time to time to purchasers directly by the selling security holders and their successors, which includes their transferees, pledgees or donees or their successors, or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the Debentures and the common stock issuable upon conversion of the Debentures. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
     The Debentures and the common stock issuable upon conversion of the Debentures may also be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses and block transactions) (i) on any national securities exchange or quotation service on which the Debentures or the common stick issuable upon conversion of the Debentures may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (iv) through the writing of options (including the issuance by the selling security holder of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise, (v) through the settlement of short sales or (vi) any combination of the foregoing. In connection with sales of the Debentures or the common stock issuable upon conversion of the Debentures or otherwise, the selling security holders may (A) enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Debentures or the common stock issuable upon conversion of the Debentures in the course of hedging positions they assume, (B) sell Debentures or the common stock issuable upon conversion of the Debentures short and deliver Debentures or the common stock issuable upon conversion of the Debentures to close out short positions, (C) loan or pledge Debentures or the common stock issuable upon conversion of the Debentures to broker-dealers or other financial institutions that in turn may sell such securities, (D) enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of Debentures or the common stock issuable upon conversion of the Debentures, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or (E) enter into transaction in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
     The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the Debentures and the common stock issuable upon conversion of the Debentures may be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. To the extent any of the selling security holders are broker-dealers, they are, under the interpretation of the SEC, “underwriters” within the meaning of the Securities Act. Deutsche Bank Securities, Inc., Lehman Brothers, Inc. and Wachovia Securities International LTD have represented to us that they are a broker-dealer. Any profits on the sale of the Debentures and the common stock issuable upon the conversion of the Debentures by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling security holders are underwriters, the selling security holders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will pay all expenses of the registration of the Debentures and the common stock issuable under the conversion of the Debentures pursuant to the registration rights agreement, estimated to be $62,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that if the Debentures and the common stock issuable upon conversion of the Debentures are sold through underwriters, broker dealers or agents, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions.
     The Debentures were issued and sold in February 2007 in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act. Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we have agreed to indemnify the initial purchasers, holders who have provided us with selling security holder questionnaires and each person, if any, who controls (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) the initial purchasers or the holders who have provided us with selling security holder notices and questionnaires, from and against certain liabilities under the Securities Act or such persons will be entitled to contribution in connection with these liabilities. Pursuant to such registration rights agreement, the selling security holders have agreed, severally and not jointly, to indemnify us and each of our directors, officers and control persons from certain liabilities under the Securities Act or we will be entitled to contribution in connection with these liabilities.